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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 50)

                             COLUMBIA ENERGY GROUP
                           (Name of Subject Company)

                             COLUMBIA ENERGY GROUP
                      (Name of Person(s) Filing Statement)

                         COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                   197648108
                     (CUSIP Number of Class of Securities)

                              MICHAEL W. O'DONNELL
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                             COLUMBIA ENERGY GROUP
                            13880 DULLES CORNER LANE
                            HERNDON, VIRGINIA 20171
                                 (703) 561-6000

   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                    COPY TO:

                             NEIL T. ANDERSON, ESQ.
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

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    This Amendment No. 50 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on July 6, 1999, and as subsequently amended July 6, 1999, July 9, 1999, July 12, 1999, July 15, 1999, July 16, 1999, July 20, 1999, July 22, 1999, July 30, 1999,
August 3, 1999, August 4, 1999, August 5, 1999, August 6, 1999, August 9, 1999,
August 11, 1999, August 12, 1999, August 13, 1999, August 16, 1999, August 17,
1999, August 19, 1999, August 31, 1999, September 2, 1999, September 3, 1999,
September 7, 1999, September 9, 1999, September 10, 1999, September 13, 1999, September 14, 1999, September 15, 1999, September 16, 1999, September 17, 1999, September 20, 1999, September 21, 1999, September 22, 1999, September 23, 1999, September 24, 1999, September 27, 1999, September 28, 1999, September 29, 1999, September 30, 1999, October 1, 1999, October 4, 1999, October 5, 1999,
October 6, 1999, October 7, 1999, October 12, 1999, October 13, 1999,
October 14, 1999 and October 18, 1999 (as so amended, the "Schedule 14D-9"), by Columbia Energy Group, a Delaware corporation (the "Company"), relating to the tender offer by NiSource Inc., an Indiana corporation, to purchase for cash through its wholly-owned subsidiary, CEG Acquisition Corp., a Delaware corporation, all of the outstanding common shares, par value $0.01 per share, of the Company (the "Offer"). Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

ITEM 2. TENDER OFFER OF THE BIDDER.

    Item 2 is hereby supplemented and amended by adding the following paragraph:

    On October 17, 1999, Bidder publicly announced its intention to increase the price per Share to be paid pursuant to the Offer from $68.00 per Share to $74.00 per Share (the "Revised Offer Price"), net to the Seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Supplement to the Offer to Purchase, dated October 18, 1999 (the "Supplement") and in the revised Letter of Transmittal (together, the "Revised Offer"). Pursuant to the Supplement, the Revised Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, November 12, 1999, unless and until Bidder shall have further extended the period of time during which the Revised Offer is to remain open.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    Item 4 (a-b) is hereby supplemented and amended by adding the following paragraphs:

    (a) At a meeting of the Board held on October 22, 1999, the Board carefully considered the Company's business, financial condition and prospects, the terms and conditions of the Revised Offer, possible strategic alternatives to the Revised Offer and other matters, including presentations by its management and legal and financial advisors.

    At the October 22, 1999 meeting, the Board unanimously concluded, among other things, that the Revised Offer is inadequate and not in the best interests of the Company or its shareholders. ACCORDINGLY, THE BOARD STRONGLY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS REJECT THE REVISED OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE REVISED OFFER.

    A copy of the letter to shareholders communicating the Board's recommendation and a form of press release announcing such recommendation are filed as Exhibits (a)(36) and (a)(37) hereto, respectively, and are incorporated herein by reference.

    (b) In reaching the conclusions referred to in Item 4(a), the Board took into account numerous factors, including but not limited to the following:

       (i) The Board's familiarity with the business, financial condition, prospects and current business strategy of the Company, the nature of the industries in which the Company operates and the Company's strong position in these industries.

       (ii) The written opinions to the Board of each of Morgan Stanley Dean Witter ("Morgan Stanley") and Salomon Smith Barney Inc. ("Salomon Smith Barney") to the effect that, as of October 22, 1999, the $74.00 per share consideration set forth in the Revised Offer was
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           inadequate from a financial point of view to the Company's shareholders other than NiSource and its affiliates, and the analyses performed by Morgan Stanley and Salomon Smith Barney in connection with the delivery of their opinions. Such written opinions delivered to the Board are filed herewith as Exhibits (a)(38) and (a)(39). The Company's shareholders are urged to read such opinions in their entirety. Such opinions were expressed after review of various financial criteria used in assessing an offer, and were based on various assumptions and subject to various limitations, which were reviewed for the Board as part of the Board presentations by Morgan Stanley and Salomon Smith Barney.

       (iii) The significant conditions to which the Revised Offer is subject. Twelve conditions and many more sub-conditions must be satisfied or waived before Bidder is obligated to consummate the Revised Offer. Many of the conditions are at the sole discretion of Bidder or subject to external events not directly related to the Company, including the receipt of numerous federal, state and local public utility regulatory consents and approvals, the absence of threatened or instituted actions by any governmental authorities or other persons which might diminish benefits expected by Bidder, the lack of any changes in the general economic or financial market conditions in the United States or abroad that could have a material adverse effect on any of the Company's subsidiaries, and that no tender or exchange offer for some or all of the Shares shall have been publicly announced by a third party.

       (iv) The serious regulatory hurdles associated with the Revised Offer, including the likely negative reaction of numerous state and federal regulators to NiSource's need to borrow $6.5 billion to consummate the Offer, creating a highly leveraged debt-to-capital ratio of 86%.

       (v) The Board's decision to authorize the Company's management, with the assistance of the Company's financial advisors, Morgan Stanley and Salomon Smith Barney and legal advisors, to investigate and evaluate a number of strategic alternatives to generate value in excess of that which the Company's business plan or the Revised Offer can create.

    The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but includes all material factors considered by the Board. In reaching its determination to reject the Revised Offer, the Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. Throughout its deliberations, the Board received the advice of its legal and financial advisors.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    Item 7 (a-b) is hereby supplemented and amended by adding the following:

    The Board has instructed management, with the assistance of the Company's financial and legal advisors, to explore strategic alternatives to generate value in excess of that which the Company's business plan or the Revised Offer can create, including, without limitation (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; or (ii) a sale or transfer of a material amount of assets by the Company or any of its subsidiaries.

    As a result, representatives of the Company will initiate discussions with one or more third parties that could relate to or result in one of the transactions mentioned above.

    The Board has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraphs might jeopardize any discussions or negotiations that the Company may conduct. Accordingly, the Board has adopted a resolution instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until a definitive agreement or any agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

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    There can be no assurance, however, that these activities will result in any transaction being recommended to the Board or that any transaction which may be recommended will be authorized or consummated.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    Item 9 is hereby supplemented and amended by adding the following:

Exhibit (a)(36)  --         Form of Letter to Shareholders, dated October 25, 1999.

Exhibit (a)(37)  --         Form of Press Release, dated October 24, 1999.

Exhibit (a)(38)  --         Opinion of Morgan Stanley Dean Witter, dated October 22,
                            1999.

Exhibit (a)(39)  --         Opinion of Salomon Smith Barney Inc., dated October 22,
                            1999.

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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 1999                                COLUMBIA ENERGY GROUP

                                                       By:  /s/ MICHAEL W. O'DONNELL
                                                            -----------------------------------------
                                                            Name: Michael W. O'Donnell
                                                            Title: Senior Vice President
                                                                 and Chief Financial Officer

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EXHIBIT LIST

Exhibit (a)(36)  --         Form of Letter to Shareholders, dated October 25, 1999.

Exhibit (a)(37)  --         Form of Press Release, dated October 24, 1999.

Exhibit (a)(38)  --         Opinion of Morgan Stanley Dean Witter, dated October 22,
                            1999.

Exhibit (a)(39)  --         Opinion of Salomon Smith Barney Inc., dated October 22,
                            1999.

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